UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE
ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2004

GRUPO AEROPORTUARIO DEL SURESTE S.A. DE C.V. (SOUTHEAST AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Blvd. Manuel Avila Camacho, No. 40, 6th Floor Col. Lomas de Chapultepec 11000 México, D.F.

(Address of principal executive offices)

          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

          Form 20-F   x     Form 40-F

        (Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

          Yes       No  x

          (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              .)

      ASUR Announces Resolutions Approved by Shareholders at Annual General Meeting

Mexico City, April 30, 2004 — Grupo Aeroportuario del Sureste, S.A. de C.V. (NYSE: ASR; BMV: ASUR) (ASUR), the first privatized airport group in Mexico and operator of Cancun Airport and eight others in the southeast of Mexico, announced that shareholders adopted, among others, the following resolutions at the Company’s Annual General Shareholder’s Meeting held in Mexico City yesterday:

1.	Approval of the report submitted by the Board of Directors with respect to the operations of the Company during the fiscal year ended December 31, 2003.

2.	Approval of the individual and consolidated financial statements of the Company for the year ended December 31, 2003.

3.	Approval of the report submitted by the Statutory Auditors of the Company in connection with the financial statements for the year ended December 31, 2003.

4.	Approval of the report submitted by the Audit Committee pursuant to Article 14 Bis 3 (IV) (c) of the Securities Market Law.

5.	Note was taken of the report submitted by the Nominations and Compensations Committee with respect to its activities during 2003.

6.	It was agreed to separate the amount of Ps. $13,809,550 (thirteen million eight hundred nine thousand five hundred and fifty Pesos 00/100 Mexican currency), equivalent to 5% of the net profits according to the financial statements of the Company for the fiscal year ended December 31, 2003, to increase the legal reserve fund of the Company.

It was agreed that Ps. $152,028,000 (one hundred fifty two million twenty eight thousand Pesos 00/100 Mexican currency) equivalent to 55% of the net profits according to the financial statements of the Company for the fiscal year ended December 31, 2003, to be allocated to the reserve account for the repurchase of the Company’s shares. This share repurchase program is subject to Board Approval.

However, the Company has no intention of entering into a share repurchase program at this time. It was agreed that the remaining net profits amounting to Ps. $110,353,450 (one hundred ten million three hundred fifty three thousand four hundred fifty Pesos 00/100 Mexican currency) would be allocated to the account of profits pending application.

7.	Approval of a regular cash dividend net after taxes, in the amount of Ps. $0.56 pesos (fifty six cents Mexican Currency) per share, which will be paid in a single installment as of May 31, 2004, to each of the common Series “B” and “BB” shares representing the paid-in capital stock of the Company.

The payment of the dividend shall be made through the Renta Variable area of S.D. Indeval, S.A. de C.V., at its offices located at en Paseo de la Reforma No. 255-3er piso, Colonia Cuauhtémoc, 06500, en México, Distrito Federal, from Monday through Friday from 9:30 through 13:00 hours as of May 31, 2004.

8.	Payment of the dividend shall be made against delivery of coupon 01 of the currently outstanding stock certificates.

The dividend payment notice shall be published no later than May 3, 2004 in a major circulation newspaper.

9.	Approval of the Board of Directors, Statutory Auditors, Secretary and Assistant Secretary’s activities during the year ended on December 31, 2003, and release from any liability they might have incurred.

10.	Approval of the resignation presented by Messrs. Fernando Gutiérrez Ochoa and Luis Sánchez Salmerón as permanent and alternate members of the Board of Directors, respectively, and the appointment of Federico Pati&ntidle;o Márquez as the new permanent member of the Board of Directors. Mr. Pati&ntidle;o Márquez is currently General Director of Investment Banking at Nacional Financiera overseeing International Finance, Sovereign Banking, Corporate Banking, and Merchant Banking.

The Series “BB” Shareholder ratified Messrs. Kjeld Binger and Michael Olsen as permanent and alternate members of the Board of Directors, respectively.

11.	The Series “B” Shareholder ratified Messrs. Aarón Dychter Poltolarek, Martha Miller de Lombera, Ricardo Guajardo Touché, George J. Vojta and Francisco Garza Zambrano as permanent members of the Board of Directors.

Mr. Alberto de la Parra Zavala and Ms. Ana María Poblanno Chanona were ratified as non-member Secretary and Assistant Secretary, respectively, to the Board of Directors.

12.	Approval of the resignation presented by Messrs. Emilio Carrera Cortes and Miguel Ángel Rubio Bravo as permanent and alternate statutory auditors of the Company, respectively.

13.	In exercise of the right conferred by the corporate by-laws of ASUR, the Series “B” Shareholders appointed Mr. Manuel Canal Hernando as statutory auditor of the Company. Mr. Canal Hernando is currently the President of the Consejo Mexicano para la Investigación y Desarrollo de las Normas de Información Financiera “CINIF” and is a Board Member of several companies, including FEMSA. Before retiring in 2000, Mr. Hernando was Managing Partner of Arthur Andersen in Mexico and several Latin American countries.

14.	The Series “BB” Shareholder ratified Messrs. Rafael Maya Urosa and. Manuel Leyva Vega, as permanent and alternate Statutory Auditors, respectively.

15.	Pursuant to the proposal made by the Nomination and Compensation Committee, the Meeting approved the following compensation to the members of the management bodies of the Company:

—	Each member of the Board of Directors will receive USD $4,000.00 (Four thousand dollars 00/100, legal currency of the United States of America) per meeting attended.

—	Each member of the Nominations and Compensations Committee will receive USD $4,000.00 (Four thousand dollars 00/100, legal currency of the United States of America) per meeting attended.

—	Each member of the Auditors’ Committee will receive USD $6,000.00 (Six thousand dollars 00/100, legal currency of the United States of America) per meeting attended.

—	Each member of the Operations’ Committee will receive USD $4,000.00 (Four thousand dollars 00/100, legal currency of the United States of America) per meeting attended.

—	Each member of the Acquisitions and Agreements’ Committee will receive USD $1,500.00 (One thousand five hundred dollars 00/100, legal currency of the United States of America) per meeting attended.

16.	Special delegates of the General Annual Ordinary Shareholders’ Meeting were appointed to appear before Notary Public to legalize the Minutes of said Meeting.

About ASUR:

Grupo Aeroportuario del Sureste, S.A. de C.V. (ASUR) is a Mexican airport operator with concessions to operate, maintain and develop the airports of Cancun, Merida, Cozumel, Villahermosa, Oaxaca, Veracruz, Huatulco, Tapachula and Minatitlan in the southeast of Mexico. The Company is listed both on the NYSE in the U.S., where it trades under the symbol ASR, and on the Mexican Bolsa, where it trades under the symbol ASUR. One ADS represents ten (10) series B shares.

Some of the statements contained in this press release discuss future expectations or state other forward-looking information. Those statements are subject to risks identified in this press release and in ASUR’s filings with the SEC. Actual developments could differ significantly from those contemplated in these forward-looking statements. The forward-looking information is based on various factors and was derived using numerous assumptions. Our forward-looking statements speak only as of the date they are made and, except as may be required by applicable law, we do not have an obligation to update or revise them, whether as a result of new information, future or otherwise.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Sureste, S.A. de C.V. By: /s/ ADOLFO CASTRO RIVAS Adolfo Castro Rivas Director of Finance

Date: May 3, 2004